Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 761-3104
E-mail: HarrisonDJEsq@tampabay.rr.com

May 11, 2006

Ms. Pamela A. Long, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C., 20549

Re: Irish Mag, Inc.
Second Amendment to Registration Statement on Form SB-2
File No. 333-132791
Filed: May 11, 2006

Dear Ms. Long:

The table below contains Irish Mag, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated April 28, 2006. On behalf of the Company, on May 8, 2006, I transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a redlined document in “.pdf” format which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

Please note that my telephone/fax number has changed.  Please send all correspondence and telephone calls to my new number.

General
1	Pagination is now correctly in the prospectus.
2	A redlined pdf version has been attached to this amended filing.
Cover Page of the Prospectus
3	We revised our document per your request.
The Offering
4	We revised our document to make disclosure per your request.
5	We revised our document to make disclosure per your request.
Risk Factors
6	We have reviewed the handbook you refer to and have read the same per your request.
Risk Factors, page 2
7	This risk factor subheading has been changed and additional changes to the disclosure have been made per your comment.
8	We have deleted this risk factor per your request.
Use of Proceeds
9	Disclosure has been added per your request.
Dilution
10	This was a typographical error on our part.
Plan of Distribution
11

We apologize, however we cannot find the statement that you are referring to with the words "read fully our prospectus" in our document.  We have read, as well as done a search, using our FrontPage Editor "Find" tool and we are unable to locate this wording to delete this statement.

12

The Tampa Bay Times is a local publication that provides a wide variety of information on the Tampa Bay area including business news.  One of the business article writers, Margie Manning, saw that Irish Mag, Inc. had a filed a registration statement and wanted to interview Mr. Maguire as she felt it was very newsworthy.  Upon advice of counsel, Mr. Maguire declined an interview preferring to remain quiet regarding his plans.  The Times was advised by counsel that they were free to use any information from the SB-2 to include in their article as it was public information on the S.E.C. website where she located the same.  No officer or director of Irish Mag, Inc. contacted this publication for an interview and did not even read what was published preferring again to remain quiet while the registration process is underway.  You may read the article by going to www.bizjournals.com/tampabay/stories/2006/03/20/story7.html  We do not have a copy of the article to scan and include with this response.  You can clearly see in the article that Mr. Maguire declined an interview for the article.  Mr. Maguire has been advised by counsel to refer any and all inquiries regarding this filing, interviews for articles, requests for subscription agreements to purchase stock or any other issue concerning the company in a manner not in the course of ordinary business to counsel.  We can only surmise that this was newsworthy to the Tampa Bay Times due to the reputation of Mr. Maguire during his more than twenty-five (25) years in the printing business in Tampa Bay.  Mr. Maguire was known as "The Downtown Printer" and enjoyed a premier reputation in his industry.

13	This table has been revised to correctly reflect the disclosure you have requested according to Item 506 of Regulation S-B.
14	Our document reflects the correct address per your request..
Management's Discussion and Analysis of Financial Condition
15	We have deleted the projections per your request.
16	Disclosure has been added per your request.
17	We have added this disclosure to provide a more detailed discussion of our Internet advertising and registry.
Marketing Plan
18	We have modified this sentence. It was confusing as to the specific market. We believe it is now clear who are "target" market is.
19	Revised disclosure according to your comment.
20	Revised disclosure according to your comment.
Liquidity and Capital Resources
21	Revised disclosure according to your comment.
22	This was a typo on our part. Both sections correctly reflect that sixty (60) shareholders were authorized.
Financial Statements for the Year Ended December 31, 2005 Note B - Significant Accounting Policies Fixed Assets
23	Revised disclosure according to your comment.
Income Taxes
24	Revised disclosure according to your comment.
Note G - Subsequent Event
25	Revised disclosure according to your comment.
Consent of Independent Registered Public Accounting Firm
26	Revised disclosure according to your comment.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 761-3104.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (7)
1. Irish Mag, Inc. SB-2/A-2
2. Adobe Acrobat (.pdf) Irish Mag, Inc. SB-2/A-1 Red-lined
3. Exhibit 5.2: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.2 Auditors Consent